[New Oriental Education & Technology Group Inc. Letterhead]

February 21, 2011

VIA EDGAR AND FACSIMILE

Larry Spirgel, Assistant Director

Christine Adams, Senior Staff Accountant

Terry French, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended May 31, 2010 (“2010 20-F”)

Filed October 14, 2010

File No. 1-32993

Dear Mr. Spirgel, Ms. Adams and Mr. French:

The Company has received the letter dated February 8, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The Company would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, and in any event no later than March 4, 2011.

If you have any additional questions or comments regarding the 2010 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Louis T. Hsieh
Louis T. Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, Chairman and Chief Executive Officer

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd., Beijing